1301 S.E. Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

February 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549-6010

Re:   Registration Statement on Form S-1 – File No. 333-167106, as amended

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-167106) filed with the Securities and Exchange Commission (the “Commission”) by FPB Bancorp, Inc. (the “Company”) on May 26, 2010 and amended on June 15, 2010, June 18, 2010, July 16, 2010, August 25, 2010, November 15, 2010 and November 22, 2010 (the “Registration Statement”), which was last declared effective on November 30, 2010. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement, together with all exhibits thereto.

The Company submits this request for withdrawal because the Company has sold, and will not sell, any securities in the offering described in the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Richard Pearlman of Igler & Dougherty, P.A., at (850) 878-2411.

Sincerely,

/s/ David W. Skiles

David W. Skiles
Chief Executive Officer and President